Filed by Auxilium Pharmaceuticals, Inc. (SEC File No.: 000-50855) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company:  Auxilium Pharmaceuticals, Inc.

SEC File No.:  000-50855

Date: October 30, 2014

AUXILIUM PHARMACEUTICALS, INC. ANNOUNCES

THIRD QUARTER 2014 FINANCIAL RESULTS

$109.6 Million in 3Q 2014 Net Revenues Driven by Strong XIAFLEX Growth;

Company Returns to Profitability with 3Q Non-GAAP EPS of $0.27 per Share

CHESTERBROOK, Pa., October 30, 2014 — Auxilium Pharmaceuticals, Inc. (NASDAQ: AUXL), a fully integrated specialty biopharmaceutical company, today announced financial results for the third quarter ending September 30, 2014. The Company highlighted important corporate, commercial, regulatory and clinical development updates from the quarter.

“We are very pleased with the continued momentum and strong performance of the core growth products in our portfolio this quarter, especially the XIAFLEX franchise, which more than doubled in revenues over the same period in 2013. Additionally, STENDRA traction continues as the product is now the first and only erectile dysfunction treatment approved to be taken approximately 15 minutes before sexual activity,” said Adrian Adams, Chief Executive Officer and President of Auxilium. “Given our recent announcement of the proposed acquisition of Auxilium by Endo International plc, we believe there is now an even greater opportunity to fully realize our current and future products’ potential and drive significant shareholder value.”

Auxilium has a total of twelve approved products, including seven promoted across men’s healthcare and orthopedics — STENDRA®, XIAFLEX® for Peyronie’s disease (PD), XIAFLEX for Dupuytren’s contracture (DC), TESTOPEL®, edex®, the Testim® franchise and Osbon® ErecAid®. The Company’s ongoing R&D programs include cellulite, with positive results of its Phase 2a trial announced ahead of schedule in August 2014, and Frozen Shoulder Syndrome (FSS), with a Phase 2b trial ongoing and on track for anticipated data review in the first quarter of 2015.

Third Quarter 2014 Financial Results:

•                  Total revenues for the three-month period ended September 30, 2014 were $109.6 million, compared to $108.1 million for the third quarter of 2013. Compared to 2013, year-to-date net revenues increased two percent overall and 77 percent excluding the Testim franchise. Core product revenues for the third quarter included:

•                  XIAFLEX U.S. net revenues (for PD and DC combined) of $34.6 million, representing a 118 percent increase from the third quarter of 2013 — we believe the initial launch momentum for XIAFLEX for PD is strong with 1,450 physicians REMS certified, 5,150 patients submitted to the Auxilium Advantage program for payer reimbursement for treatment and an estimated 9,000 product vials shipped to physicians through the end of September. XIAFLEX for DC also continued to grow steadily, with approximately 5,863 vials sold in the third quarter, a 16 percent increase over the same period in 2013. Additionally, XIAFLEX for DC has approximately a 32 percent share of all DC procedures as of July 2014.

•                  STENDRA U.S. net revenues of $9.3 million — initial product launch momentum is positive with STENDRA gaining an 8.0 percent share of all new PDE5 prescriptions and a 4.2 percent share of total PDE5 prescriptions amongst Auxilium’s target physician population, those doctors responsible for approximately 45 percent of all PDE5 prescriptions. In the third quarter, Auxilium also increased the number of physicians prescribing STENDRA by 45 percent over the second quarter of 2014 to 16,430 and the productivity per target prescriber, with 12.3 prescriptions written to date per physician

•                  TESTOPEL U.S. net revenues of $20.2 million — with 75 percent of top plans’ price books now reset, TESTOPEL purchasing continues to normalize.

•                  Testim franchise U.S. net revenues of $26.2 million — $15.3 million for the branded Testim product and $10.9 million for the Authorized Generic to Testim.

•                  See Table 1 attached for further details on revenues

•                  Gross margin on net revenues was approximately 77 percent (non-GAAP basis) for the third quarter 2014 compared to 74 percent for the same period in 2013 — the increase is primarily due to manufacturing initiatives undertaken as well as a shift in product sales from products with a lower margin, including the Testim brand, to higher margin products, including XIAFLEX and STENDRA. R&D spending was $9.5 million (non-GAAP) compared to $11.1 million for the third quarter of 2013 — this decrease resulted principally from lower spending on the XIAFLEX MULTICORD Phase 3 clinical trial for DC, offset partially by increased spending on the XIAFLEX Phase 2 trials for cellulite and FSS.

•                  Selling, general and administrative costs were $55.4 million (non-GAAP) compared to $55.1 million for the third quarter of 2013.

•                  Net income for the third quarter 2014 (non-GAAP) was $13.6 million, or $0.27 per basic and fully diluted share, compared to net income of $8.8 million or $0.18 per share (basic and fully diluted) for the third quarter of 2013 — this was primarily due to a decrease in operating expenses. As of September 30, 2014, Auxilium had $77.9 million in cash, cash equivalents and short-term investments, compared to $44.7 million at June 30, 2014, and outstanding debt of $302.4 million ($350.0 million at par value) in 2018 convertible senior notes and $295.3 million ($305.1 million par value) in a secured term loan.

Recent Corporate Milestones:

•                  Announcement of the proposed acquisition of Auxilium by Endo International plc (“Endo”) for approximately $2.6 billion in cash and stock — Endo has stated that it expects the proposed transaction to be immediately accretive and that it is designed to create a leading specialty healthcare company with an expanded platform for future growth. The companies entered into a definitive agreement under which Endo, subject to certain conditions, will acquire all outstanding Auxilium common shares for consideration of $33.25 per Auxilium share in all cash, a cash-and-stock mix or all stock, in accordance with the terms of the agreement. Endo has stated that it expects to generate up to $175 million of annual run rate operating expense reductions, inclusive of the $75 million reductions previously announced by Auxilium in September 2014

•                  FDA approval of the STENDRA supplemental New Drug Application (sNDA), making STENDRA the first and only oral erectile dysfunction treatment approved to be taken approximately 15 minutes before sexual activity.

•                  FDA approval of the XIAFLEX for DC supplemental Biologics Application (sBLA), expanding the use of XIAFLEX to the treatment of up to two DC joints in the same hand during a single treatment visit. It is estimated that 35-40 percent of surgical procedures to treat DC have been performed on multiple joints.

•                  Announcement of positive data from the randomized, double-blind Phase 2a clinical trial of collagenase clostridium histolyticum (or CCH) in patients with cellulite. The mid and high-level doses of CCH demonstrated statistically significant improvement in cellulite across all endpoints and nearly 70 percent of mid and high dose patients were satisfied or very satisfied with treatment results.

•                  The first data presentation of positive safety and efficacy data from the XIAFLEX MULTICORD (MULtiple Treatment Investigation of Collagenase Optimizing the Resolution of Dupuytren’s) Phase 3b clinical trial at the 69th Annual Meeting of the American Society for Surgery of the Hand (ASSH). This study evaluated CCH for the treatment of two Dupuytren’s cords concurrently in the same hand as well as expanded flexibility with timing of the finger extension procedure.

Use of Non-GAAP Financial Measures

The foregoing descriptions of our Third Quarter financial details contain non-GAAP financial measures. Non-GAAP financial measures should not be relied upon as an alternative to GAAP measures. A description of the non-GAAP calculations and reconciliation to the closest comparable GAAP measure, as well as the Company’s rationale for the utility to investors of the non-GAAP measures it has elected to report, is provided in the accompanying Table 2.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates in part to a proposed business combination transaction between Endo and Auxilium.  In furtherance of such proposed transaction, Endo and Auxilium intend to file one or more registration statements, prospectuses, proxy statements or other documents with the U.S. Securities and Exchange Commission (“SEC”). This communication is not a substitute for any registration statement, prospectus, proxy statement or other document Endo and/or Auxilium file with the SEC in connection with such proposed transaction. INVESTORS AND SECURITY HOLDERS OF AUXILIUM ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SUCH PROPOSED TRANSACTION. The definitive proxy statement (when available) will be mailed to stockholders of Auxilium.  Investors and security holders will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by Endo through the web site maintained by the SEC at http://www.sec.gov.

Certain Information Regarding Participants

Endo and Auxilium and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Auxilium stockholders with respect to the proposed transaction under the rules of the SEC. Security holders may obtain information regarding the names and interests of Endo’s directors and executive officers in Endo Health Solutions Inc.’s (“EHSI”) Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 3, 2014, and Endo’s proxy statement for the 2014 Annual General Meeting of Shareholders, which was filed with the SEC on April 29, 2014. Security holders may obtain information regarding the names and interests of Auxilium’s directors and executive officers in Auxilium’s Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 28, 2014, Auxilium’s proxy statement for the 2014 Annual Meeting of Stockholders, which was filed with the SEC on April 10, 2014, and the materials that will be filed with the SEC in connection with such proposed transaction. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in the proxy statement and other relevant materials to be filed with the SEC when they become available.

About Auxilium

Auxilium Pharmaceuticals, Inc. is a fully integrated specialty biopharmaceutical company with a focus on developing and commercializing innovative products for specialist audiences. With a broad range of first- and second-line products across multiple indications, Auxilium is an emerging leader in the men’s healthcare area and has strategically expanded its product portfolio and pipeline in orthopedics, dermatology and other therapeutic areas. Auxilium now has a broad portfolio of 12 approved products. Among other products in the U.S., Auxilium markets edex® (alprostadil for injection), an injectable treatment for erectile dysfunction, Osbon® ErecAid®, the leading device for aiding erectile dysfunction, STENDRA® (avanafil), an oral erectile dysfunction therapy, TESTOPEL® (testosterone pellets) a long-acting implantable testosterone replacement therapy, XIAFLEX® (collagenase clostridium histolyticum or CCH) for the treatment of Peyronie’s disease and XIAFLEX for the treatment of Dupuytren’s contracture, Testim® (testosterone gel) for the topical treatment of hypogonadism and an Authorized Generic version of Testim (testosterone gel) with its partner Prasco, LLC. Auxilium also has programs in Phase 2 clinical development for the treatment of Frozen Shoulder syndrome and cellulite. To learn more, please visit www.Auxilium.com.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995, which discuss matters that are not facts, and may include words to indicate their uncertain nature such as “believe,” “expect,” anticipate,” “intend,” “plan,” “could,” “estimate,” “project,” “will,” and “target.” Our forward-looking statements convey management’s expectations, beliefs, plans and objectives regarding future performance of the Company and are based upon preliminary information and management assumptions.  No specific assurances can be given with respect to: whether or when the Endo merger will close and the projected benefits of the merger; the ultimate outcome and results of integrating the operations of Endo and Auxilium, the ultimate outcome of Endo’s operating strategy applied to Auxilium and the ultimate ability to realize synergies and the magnitude of such synergies; Auxilium’s ability to realize its planned cost reductions resulting from its announced September 2014 restructuring; the timing, completion and results of our ongoing R&D programs in cellulite and FSS; the degree to which the potential of our products will be realized; whether our efforts and the proposed Endo merger will drive significant shareholder value; whether we will continue to maintain profitability; whether we will be able to maintain our initial launch momentum for XIAFLEX for PD and STENDRA and whether they represent growth opportunities; and the Company’s product candidates in development. While the Company may elect to update the forward-looking statements made in this news release in the future, the Company specifically disclaims any obligation to do so. Such forward-looking statements are subject to a wide range of risks and uncertainties that could cause results to differ in material respects, including those relating to product development, revenue, expense and earnings expectations, intellectual property rights, results and timing of clinical trials, success of marketing efforts, the need for additional research and testing, and the timing and content of decisions made by regulatory authorities, including the FDA, and those risks discussed in our reports on file with the Securities and Exchange Commission (the “SEC”). Our SEC filings may be accessed electronically by means of the SEC’s home page on the Internet at http://www.sec.gov or by means of the Company’s home page on the Internet at http://www.auxilium.com under the heading “Investors - SEC Filings.” There may be additional risks that the Company does not presently know or that the Company currently believes are immaterial which could also cause actual results to differ from those contained in the forward-looking statements.

Auxilium Contacts:

Keri P. Mattox / SVP, IR &	Nichol L. Ochsner / Senior Director, IR &
Corporate Communications	Corporate Communications
Auxilium Pharmaceuticals, Inc.	Auxilium Pharmaceuticals, Inc.
(484) 321-5900	(484) 321-5900
kmattox@auxilium.com	nochsner@auxilium.com

AUXILIUM PHARMACEUTICALS, INC.

Table 1- 3rd Quarter 2014 Net Revenue Details

(In millions, except for percentages)

(Unaudited)

	3 Months Ended September 30,		Increase	9 Months Ended September 30,		Increase
	2014	2013	(Decrease)	2014	2013	(Decrease)

XIAFLEX revenues-
Net U.S. revenues	$34.6	$15.9	118%	$77.5	$42.8	81%
International revenues	4.0	1.7	135%	10.4	14.3	-27%

Total XIAFLEX revenues	$38.6	$17.6	119%	$87.9	$57.1	54%

Testim revenues-
Net U.S. revenues - brand	$15.3	$50.7	-70%	$38.1	$149.2	-74%
Net U.S. revenues - AG	10.9	—	N/A	24.2	—	N/A
International revenues	0.7	1.6	-56%	2.5	3.0	-17%

Total Testim revenues	$26.9	$52.3	-49%	$64.8	$152.2	-57%

TESTOPEL U.S. revenues*	20.2	20.6	-2%	56.4	$35.0	61%
STENDRA U.S. revenues	9.3	—	N/A	27.0	—	N/A
Edex U.S. revenues*	7.0	8.0	-13%	20.0	$13.0	54%
Other Actient U.S. revenues*	7.6	9.6	-21%	25.1	$17.5	43%

Total net revenues	$109.6	$108.1	1%	$281.2	$274.8	2%

* For the nine months ended September 30, 2013, Actient revenues are included for the period from April 26, 2013 to September 30, 2013.  The three and nine months ended September 30, 2014 include Actient revenues for the entire period.

International revenues represent amortization of deferred upfront and milestone payments received on our licensing agreements, together with royalties earned on product sales by licensees.

AUXILIUM PHARMACEUTICALS, INC.

Table 2- Reconciliation of GAAP to Non-GAAP Net Income (Loss)

(In millions, except per share amounts)

(Unaudited)

	3 Months Ended September 30, 2014				3 Months Ended September 30, 2013
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Net revenues	$109.6	$—		$109.6	$108.1	$—		$108.1
Operating expenses:
Cost of goods sold	25.7	(0.1	)(a)	25.6	33.6	(5.4	)(a)	28.2
Research and development	11.2	(1.7	)(b)	9.5	11.8	(0.7	)(b)	11.1
Selling, general and administrative	72.5	(17.1	)(c)	55.4	62.7	(7.6	)(c)	55.1
Amortization of purchased intangibles	19.7	(19.7	)(d)	—	15.1	(15.1	)(d)	—
Intangible asset impairment	16.5	(16.5	)(e)	—	—	—	(e)	—
Contingent consideration	(12.8)	12.8	(f)	—	4.7	(4.7	)(f)	—
Total operating expenses	132.8	(42.3)		90.5	127.9	(33.5)		94.4
Income (loss) from operations	(23.2)	42.3		19.1	(19.8)	33.5		13.7
Interest income (expense), net	(9.6)	4.0	(g)	(5.6)	(8.8)	3.9	(g)	(4.9)
Income (loss) before income taxes	(32.8)	46.3		13.5	(28.6)	37.4		8.8
Income tax benefit (expense)	0.1	—		0.1	—	—		—
Net income (loss)	$(32.7)	$46.3		$13.6	$(28.6)	$37.4		$8.8

Net income (loss) per common share:
Basic	$(0.65)			$0.27	$(0.58)			$0.18
Diluted	$(0.65)			$0.27	$(0.58)			$0.18

Shares used to compute net income (loss) per common share:
Basic	50.4			50.4	49.4			49.4
Diluted	50.4	0.7	(h)	51.1	49.4	0.3	(h)	49.7

	3 Months	3 Months
	Ended September 30, 2014	Ended September 30, 2013
Adjustments to:
(a) Costs of goods sold:
Employee stock-based compensation (1)	$(0.1)	$—
Acquired inventory step -up value (2)	—	(5.4)
Total	$(0.1)	$(5.4)

(b) Research and development:
Employee stock-based compensation (1)	(0.1)	(0.7)
Acquisition and restructuring related severance costs (3)	(1.6)	—
Total	$(1.7)	$(0.7)

(c) Selling, general and administrative:
Employee stock-based compensation (1)	(3.2)	(2.7)
Acquisition and restructuring related severance costs (3)	(6.9)	(2.9)
Acquisition related transaction and integration costs (3)	(7.0)	(2.0)
Total	$(17.1)	$(7.6)

(d) Amortization of purchased intangibles (4)	(19.7)	(15.1)

(e) Intangible asset impairment
Impairment of TIMM Medical asset (5)	(16.5)	—

(f) Contingent consideration
Change in contingent consideration (6)	12.8	(4.7)

(g) Interest income (expense), net
Non-cash interest expense (7)	4.0	3.9

(h) Shares used to compute net income (loss) per share:
Diluted (8)	0.7	0.3

(1)         The effects of employee stock-based compensation are excluded because of varying available valuation methodologies and subjective assumptions.  We believe this is a useful measure for investors because such exclusion facilitates comparison to peer companies who also provide similar non-GAAP disclosures and is reflective of how Auxilium management internally manages the business.

(2)         The effects of recognition of the step-up in value of inventory acquired in the Actient acquisition are excluded because this expense is non-cash and, consequently, we believe investors are able to more accurately compare our operating results to those of our peer companies.  Additionally, the amounts excluded are not indicative of anticipated ongoing operations.

(3)         The effects of expenses related to the Actient acquisition and integration, the terminated merger with QLT Inc and the costs associated with the September 2014 restructuring are excluded because of the non-recurring nature of these expenses, and we believe such exclusion facilitates investors’ ability to more accurately compare our operating results to those of our peer companies.  Additionally, the amounts excluded are not indicative of anticipated ongoing operations.

(4)         The effects of amortization of intangible assets acquired in the Actient and STENDRA acquisitions are excluded because this expense is non-cash and, we believe, such exclusion facilitates investors ability to more accurately compare our operating results to those of our peer companies and is reflective of how Auxilium management internally manages the business.

(5)         The effects of impariment of intangible assets are excluded because this expense is non-cash and, we believe, such exclusion facilitates investors ability to more accurately compare our operating results to those of our peer companies and is reflective of how Auxilium management internally manages the business.

(6)         The effects of the change in contingent consideration are excluded due to the nature of this charge, which is related to the change in the fair value of the liability for contingent consideration in connection with the acquisitions of Actient and STENDRA. We believe such exclusion facilitates investors ability to more accurately compare our operating results to those of our peer companies.

(7)         The effects of non-cash interest related to the term loan as well as the convertible senior notes due 2018 are excluded.  We believe such exclusion facilitates an understanding of the effects of the debt service obligations on our liquidity and comparisons to peer group companies, and is reflective of how Auxilium management internally manages the business.

(8)         This adjustment is to include the dilutive impact of incremental common shares from assumed conversions of stock compensation plans and warrants during the period in the weighted average number of common shares used to compute the Non-GAAP diluted net income per share.

AUXILIUM PHARMACEUTICALS, INC.

Table 2 - Reconciliation of GAAP to Non-GAAP Net Income (Loss)

(In millions, except per share amounts)

(Unaudited)

	9 Months Ended September 30, 2014				9 Months Ended September 30, 2013
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Net revenues*	$281.2	$—		$281.2	$274.8	$—		$274.8
Operating expenses:
Cost of goods sold	73.9	(0.2	)(a)	73.7	75.9	(10.0	)(a)	65.9
Research and development	33.5	(3.2	)(b)	30.3	37.3	(2.1	)(b)	35.2
Selling, general and administrative	219.7	(31.7	)(c)	188.0	182.0	(34.9	)(c)	147.1
Amortization of purchased intangibles	59.5	(59.5	)(d)	—	26.0	(26.0	)(d)	—
Intangible asset impairment	16.5	(16.5	)(e)	—	—	—	(e)	—
Contingent consideration	(25.5)	25.5	(f)	—	6.9	(6.9	)(f)	—
Total operating expenses	377.6	(85.6)		292.0	328.1	(79.9)		248.2
Income (loss) from operations	(96.4)	85.6		(10.8)	(53.3)	79.9		26.6
Interest income (expense), net	(28.6)	12.1	(g)	(16.5)	(18.7)	9.7	(g)	(9.0)
Income (loss) before income taxes	(125.0)	97.7		(27.3)	(72.0)	89.6		17.6
Income tax benefit (expense)	(0.1)	—		(0.1)	77.9	(77.9	)(h)	—
Net income (loss)	$(125.1)	$97.7		$(27.4)	$5.9	$11.7		$17.6

Net income (loss) per common share:
Basic	$(2.49)			$(0.55)	$0.12			$0.36
Diluted	$(2.49)			$(0.55)	$0.12			$0.35

Shares used to compute net income (loss) per common share:
Basic	50.2			50.2	49.3			49.3
Diluted	50.2			50.2	49.6			49.6

* For the nine months ended September 30, 2013, Actient revenues are included for the period from April 26, 2013 to June 30, 2013.  The nine months ended September 30, 2014 include Actient revenues for the entire period.

	9 Months	9 Months
	Ended September 30, 2013	Ended September 30, 2013
Adjustments to:
(a) Costs of goods sold:
Employee stock-based compensation (1)	$(0.2)	$(0.1)
Acquired inventory step -up value (2)	—	(9.9)
Total	$(0.2)	$(10.0)

(b) Research and development:
Employee stock-based compensation (1)	(1.6)	(2.1)
Acquisition and restructuring related severance costs (3)	(1.6)	—
Total	$(3.2)	$(2.1)

(c) Selling, general and administrative:
Employee stock-based compensation (1)	(10.9)	(9.2)
Acquisition and restructuring related severance costs (3)	(6.9)	(13.0)
Acquisition related transaction and integration costs (3)	(13.9)	(12.7)
Total	$(31.7)	$(34.9)

(d) Amortization of purchased intangibles (4)	(59.5)	(26.0)

(e) Intangible asset impairment
Impairment of TIMM Medical asset (5)	(16.5)	—

(f) Contingent consideration
Change in contingent consideration (6)	25.5	(6.9)

(g) Interest income (expense), net
Non-cash interest expense (7)	12.1	9.7

(h) Income tax benefit (8)	—	(77.9)

(1)         The effects of employee stock-based compensation are excluded because of varying available valuation methodologies and subjective assumptions.  We believe this is a useful measure for investors because such exclusion facilitates comparison to peer companies who also provide similar non-GAAP disclosures and is reflective of how Auxilium management internally manages the business.

(2)         The effects of recognition of the step-up in value of inventory acquired in the Actient acquisition are excluded because this expense is non-cash and, consequently, we believe investors are able to more accurately compare our operating results to those of our peer companies.  Additionally, the amounts excluded are not indicative of anticipated ongoing operations.

(3)         The effects of expenses related to the Actient acquisition and integration, the terminated merger with QLT Inc and the costs associated with the September 2014 restructuring are excluded because of the non-recurring nature of these expenses, and we believe such exclusion facilitates investors’ ability to more accurately compare our operating results to those of our peer companies.  Additionally, the amounts excluded are not indicative of anticipated ongoing operations.

(4)         The effects of amortization of intangible assets acquired in the Actient and STENDRA acquisitions are excluded because this expense is non-cash and, we believe, such exclusion facilitates investors ability to more accurately compare our operating results to those of our peer companies and is reflective of how Auxilium management internally manages the business.

(5)         The effects of impariment of intangible assets are excluded because this expense is non-cash and, we believe, such exclusion facilitates investors ability to more accurately compare our operating results to those of our peer companies and is reflective of how Auxilium management internally manages the business.

(6)         The effects of the change in contingent consideration are excluded due to the nature of this charge, which is related to the change in the fair value of the liability for contingent consideration in connection with the acquisitions of Actient and STENDRA. We believe such exclusion facilitates investors ability to more accurately compare our operating results to those of our peer companies.

(7)         The effects of non-cash interest related to the term loan as well as the convertible senior notes due 2018 are excluded.  We believe such exclusion facilitates an understanding of the effects of the debt service obligations on our liquidity and comparisons to peer group companies, and is reflective of how Auxilium management internally manages the business.

(8)         The effect of non-cash tax benefit related to the acquisition of Actient is excluded because of its non-recurring nature. We believe such exclusion facilitates investors ability to more accurately compare our operating results to those of our peer companies.